Filed by ProLogis Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: ProLogis
Commission File No. 1-12846
ProLogis Notifies Investor Group It Plans to Retain Its Stake
in ProLogis European Properties (PEPR)
Denver — April 12, 2011 — ProLogis (NYSE:PLD), a leading global provider of distribution facilities, today announced that it intends to retain its ownership stake in and management agreement with ProLogis European Properties (Euronext/Amsterdam:PEPR), a publicly traded fund consisting of high-quality distribution and logistics facilities in Europe. The company is issuing this statement in response to a joint press release from APG Algemene Pensioen Groep N.V. (“APG”) and Goodman Group (referred to collectively as the “Investor Group”), which related to an unsolicited letter of interest received by ProLogis on March 31, 2011, expressing interest in acquiring ProLogis’ 33.1 percent ownership interest in PEPR on behalf of an undisclosed consortium.
The Investor Group’s letter of interest included numerous conditions, including satisfactory completion of due diligence, and placed a value on ProLogis’ stake at €378 million, or €6 per unit, based on the approximate mid-point of measures of PEPR’s year-end 2010 net asset value. The letter of interest also indicated that the offer was conditioned upon ProLogis relinquishing its management agreement to Goodman Group. Despite the highly contingent nature of the offer and APG’s request for secrecy, ProLogis immediately brought the letter to the attention of the PEPR Board in an effort to ensure good governance, transparency and in the interest of all PEPR unitholders.
In its response to the Investor Group’s letter of interest, Walter C. Rakowich, ProLogis CEO said, “ProLogis has no intent or desire to sell its interest in PEPR. Additionally we have no intention of selling or relinquishing the management of PEPR. The value proposition of PEPR has always been inextricably linked to ProLogis’ active ownership and management. ProLogis provides unparalleled industrial management expertise, as well as a strong European operation and a global finance organization.
“In addition, ProLogis’ significant ownership stake in PEPR ensures that, as an external manager, our interests are fully aligned with those of PEPR’s unitholders. These advantages benefit all unitholders and they represent some of the key reasons why unitholders invest in PEPR.”
In its response, ProLogis also offered to continue its dialogue with APG regarding a range of value-enhancing alternatives in a professional and cooperative fashion with the objective of finding a mutually satisfactory way forward that will serve the interests of all PEPR unitholders. “APG had acknowledged in related discussions that it intended to use the timing of our pending merger to exert undue influence, and we regret that APG and Goodman have elected to pursue this matter in the media,” Rakowich added.

ProLogis said the expression of interest from the Investor Group and the subsequent response by ProLogis are not expected to have any impact on the proposed merger of equals between ProLogis and AMB Property Corporation (NYSE: AMB).
About ProLogis
ProLogis is the leading global provider of distribution facilities, with more than 435 million square feet of industrial space owned and managed (40 million square meters) in markets across North America, Europe and Asia. The company leases its industrial facilities to more than 3,800 customers, including manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. For additional information about the company, go to www.prologis.com.
Follow ProLogis on Twitter: http://twitter.com/ProLogis
About PEPR
ProLogis European Properties, or PEPR, is one of the largest pan-European owners of high quality distribution and logistics facilities. PEPR was established in 1999 as a closed-end, real estate investment fund, externally managed by a subsidiary of ProLogis (NYSE: PLD), a leading global provider of industrial distribution facilities. In September 2006, PEPR was listed on Euronext Amsterdam.
Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB Property Corporation (“AMB”) has filed with the SEC a preliminary registration statement on Form S-4 that includes a preliminary joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS AS AND TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, IF AND WHEN IT BECOMES AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary joint proxy statement/prospectus and other relevant documents filed by ProLogis and AMB with the SEC including the definitive joint proxy statement/prospectus, if and when it becomes available at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis and AMB with the SEC are available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ProLogis’ executive officers and directors in ProLogis’ Annual Report on Form 10K filed on February 28, 2011, as amended on Form 10K/A filed with the SEC on March 28, 2011 and definitive proxy statement filed with the SEC on March 30, 2010. You can find information about AMB’s executive officers and directors in AMB’s Annual Report on Form 10K filed with the SEC on February 18, 2011, as amended on Form 10K/A filed with the SEC on March 10, 2011 and the definitive proxy statement filed with the SEC on March 23, 2010. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and other relevant documents filed with the SEC as and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
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Media Contacts For ProLogis: Krista Shepard +1 303.567.5907 kshepard@prologis.com	Investor Contact Melissa Marsden +1 303.567.5622 mmarsden@prologis.com
Charlotte McMullen
M:Communications
+44 (0)20 7920 2349
M +44 (0)7921 881 800
mcmullen@mcomgroup.com
Suzanne Dawson
Linden Alschuler & Kaplan, Inc.
212 329 1420 Office
908 242 7162 Mobile
sdawson@lakpr.com